CUSIP NO. 44915N101	13D	Page 1 of 14

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. _____)*

Hyperion Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

44915N101

(CUSIP Number)

Nathalie Auber

Sofinnova Ventures, Inc.

2800 Sand Hill Road, Suite 150

Menlo Park, CA 94025

(650) 681-8420

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

COPY TO:

Jonathan Goodwin, Esq.

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

1200 Seaport Blvd., Redwood City, CA  94063

(650) 463-5243

July 26, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 44915N101	13D	Page 2 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Sofinnova Venture Partners VII, L.P. (“SVP VII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

2,947,221 shares, except that Sofinnova Management VII, L.L.C. (“SM VII”), the general partner of SVP VII, may be deemed to have sole voting power, and Dr. Michael F. Powell (“Powell”), Dr. James I. Healy (“Healy”) and Eric P. Buatois (“Buatois”), the managing members of SM VII, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

2,947,221 shares, except that SM VII, the general partner of SVP VII, may be deemed to have sole dispositive power and Powell, Healy and Buatois, the managing members of SM VII, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,947,221
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.8%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. 44915N101	13D	Page 3 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Sofinnova Management VII, L.L.C. (“SM VII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

2,947,221 shares, all of which are owned directly by SVP VII. SM VII, the general partner of SVP VII, may be deemed to have sole voting power, and Powell, Healy and Buatois, the managing members of SM VII, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

2,947,221 shares, all of which are owned directly by SVP VII. SM VII, the general partner of SVP VII, may be deemed to have sole dispositive power, and Powell, Healy and Buatois, the managing members of SM VII, may be deemed to have shared dispositive power over these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,947,221
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.8%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP NO. 44915N101	13D	Page 4 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Dr. Michael F. Powell (“Powell”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8

SHARED VOTING POWER

2,947,221 shares, all of which are directly owned by SVP VII. SM VII, the general partner of SVP VII, may be deemed to have sole voting power, and Powell, a managing member of SM VII, may be deemed to have shared voting power to vote these shares.

	9	SOLE DISPOSITIVE POWER -0-
	10

SHARED DISPOSITIVE POWER

2,947,221 shares, all of which are directly owned by SVP VII. SM VII, the general partner of SVP VII, may be deemed to have sole dispositive power, and Powell, a managing member of SM VII, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,947,221
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 44915N101	13D	Page 5 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Dr. James I. Healy (“Healy”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,960 ordinary shares (including 4,105 shares represented by an option exercisable in full immediately).
	8

SHARED VOTING POWER

2,947,221 shares, all of which are directly owned by SVP VII. SM VII, the general partner of SVP VII, may be deemed to have sole voting power, and Healy, a managing member of SM VII, may be deemed to have shared voting power to vote these shares.

	9	SOLE DISPOSITIVE POWER 15,960 ordinary shares (including 4,105 shares represented by an option exercisable in full immediately).
	10

SHARED DISPOSITIVE POWER

2,947,221 shares, all of which are directly owned by SVP VII. SM VII, the general partner of SVP VII, may be deemed to have sole dispositive power, and Healy, a managing member of SM VII, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,963,181
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 44915N101	13D	Page 6 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Eric P. Buatois (“Buatois”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Permanent Resident
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8

SHARED VOTING POWER

2,947,221 shares, all of which are directly owned by SVP VII. SM VII, the general partner of SVP VII, may be deemed to have sole voting power, and Buatois, a managing member of SM VII, may be deemed to have shared voting power to vote these shares.

	9	SOLE DISPOSITIVE POWER -0-
	10

SHARED DISPOSITIVE POWER

2,947,221 shares, all of which are directly owned by SVP VII. SM VII, the general partner of SVP VII, may be deemed to have sole dispositive power, and Buatois, a managing member of SM VII, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,947,221
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 44915N101	13D	Page 7 of 14

Statement on Schedule 13D

This Statement on Schedule 13D relates to the beneficial ownership of common stock, par value $0.0001 per share (“Common Stock”), of Hyperion Therapeutics, Inc., a Delaware corporation (“Issuer”). This Schedule 13D is being filed by Sofinnova Venture Partners VII, L.P., a Delaware limited partnership (“SVP VII”), Sofinnova Management VII, L.L.C., a Delaware limited liability company (“SM VII”), Dr. Michael F. Powell (“Powell”), Dr. James I. Healy (“Healy”), and Eric P. Buatois (“Buatois” and collectively with SVP VII, SM VII, Powell, and Healy, “Reporting Persons”).

ITEM 1. SECURITY AND ISSUER.

(a) The class of equity securities to which this statement relates is the Common Stock of the Issuer.

(b) The Issuer’s principal executive offices are located at 601 Gateway Boulevard, Suite 200, South San Francisco, California 94080.

ITEM 2. IDENTITY AND BACKGROUND.

(a) The persons and entities filing this Schedule 13D are SVP VII, SM VII, Powell, Healy, and Buatois. SM VII, the general partner of SVP VII, may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by SVP VII. Healy may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by Healy.

(b) The address of the principal place of business for each of the Reporting Persons is c/o Sofinnova Ventures, 2800 Sand Hill Road, Suite 150, Menlo Park, California 94025.

(c) The principal occupation of each of the Reporting Persons is the venture capital investment business. The principal business of SVP VII is to make investments in private and public companies, and the principal business of SM VII is to serve as the general partner of SVP VII. Powell, Healy and Buatois are the managing members of SM VII.

(d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) SVP VII is a Delaware limited partnership. SM VII is a Delaware limited liability company. Powell and Healy are U.S. citizens. Buatois is a U.S. permanent resident.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On January 12, 2007, SVP VII acquired from the Issuer an aggregate 102,627 shares of Series A Preferred Stock for a purchase price of $625,000 in the aggregate, and on August 24, 2007, SVP VII acquired from the Issuer 603,551 shares of Series B Preferred Stock for a purchase price of $6,408,816.75 in the aggregate (such shares of Series A Preferred Stock and Series B Preferred Stock were converted into an aggregate 3,934 shares of Common Stock in June 2009 in connection with the Issuer’s Series C-1 and Series C-2 Preferred Stock financing). From August 2008 to June 2009, SVP VII acquired from the Issuer an aggregate of 611,185 shares of Series C-1 Preferred Stock for a purchase price of $4,954,268 in the aggregate (immediately prior to the closing of the Issuer's initial public offering of its common stock, each share of convertible preferred stock automatically converted into one share of Common Stock). From June 2009 to April 2010, SVP VII acquired from the Issuer an aggregate 898,808 shares of Series C-2 Preferred Stock for a purchase price of $8,648,527 in the aggregate (immediately prior to the closing of the Issuer's initial public offering of its common stock, each share of convertible preferred stock automatically converted into one share of Common Stock).

CUSIP NO. 44915N101	13D	Page 8 of 14

On April 1, 2011 SVP VII acquired a Common Stock Warrant from the Issuer with a right to buy 125,291 shares of Common Stock at a $4.08 exercise price (such warrant was net exercised into 74,172 shares of Common Stock immediately prior to the closing of the Offering).

On October 26, 2011 SVP VII acquired from the Issuer a Preferred Stock Warrant with a right to buy 53,787 shares of Series C-1 Preferred Stock at a $9.62 per share exercise price (net exercised into 2,043 shares of Series C-1 Preferred Stock, which converted into 2,043 shares of Common Stock immediately prior to the closing of the Offering), and on February 8, 2012 SVP VII acquired from the Issuer a Preferred Stock Warrant with a right to buy 53,787 shares of Series C-2 Preferred Stock at a $9.62 per share exercise price (net exercised into 2,043 shares of Series C-2 Preferred Stock, which converted into 2,043 shares of Common Stock immediately prior to the closing of the Offering).

On April 1, 2011 SVP VII acquired from the Issuer a Convertible Bridge Note with a principal amount of $4,018,596 (principal and accrued interest in the aggregate of $4,340,965 converted automatically immediately prior to the closing of the Offering into 434,096 shares of common stock at a conversion price of $10.00 per share which is the initial public offering price per share.

On October 26, 2011 SVP VII acquired from the Issuer a Convertible Bridge Note with a principal amount of $1,725,188 (principal and accrued interest in the aggregate of $1,804,594 converted automatically immediately prior to the closing of the Issuer's initial public offering into 180,459 shares of common stock at a conversion price of $10.00 per share, which is the initial public offering price per share).

On February 8, 2012 SVP VII acquired from the Issuer a Convertible Bridge Note with a principal amount of $1,725,188 (principal and accrued interest in the aggregate of $1,774,817 converted automatically immediately prior to the closing of the Issuer's initial public offering into 177,481 shares of common stock at a conversion price of $10.00 per share, which is the initial public offering price per share).

On April 15, 2011 Healy was granted a Stock Option by Issuer to purchase 11,855 shares of Common Stock at an exercise price of $4.08 per share (on March 8, 2012 Healy exercised such Stock Option in full, shares so acquired are subject to vesting (one quarter of the shares vested on April 15, 2012, and the remainder of the shares vest at a rate of 1/36th per month thereafter). All exercised but unvested shares are subject to a repurchase right by the Issuer).

On April 16, 2012, Healy granted a Stock Option from the Issuer to purchase 4,105 shares of Common Stock at an exercise price of $7.31. Such option is immediately exerciseable and subject to vesting (the shares underlying the Stock Option began vesting on April 7, 2012 at a rate of 1/48th per month). All exercised but unvested shares are subject to a repurchase right by the Issuer.

The Issuer effected a 1-for-6.09 reverse stock split of its common stock and preferred stock on July 12, 2012. Accordingly, unless otherwise noted above, all share and per share amounts have been adjusted to reflect this reverse stock split.

SVP VII purchased 563,000 shares of the Common Stock at $10.00 per share in the Offering, or $5,630,000.00 in the aggregate.

The source of the funds for all purchases by the Reporting Persons was from working capital.

No part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

CUSIP NO. 44915N101	13D	Page 9 of 14

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Persons hold their securities of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the shares of Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the Common Stock held by the Reporting Persons to their respective members. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities, and other future developments.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a,b) Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 16,592,042 shares of Common Stock outstanding immediately after the Offering.

(c) Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the Common Stock of the Issuer during the past 60 days.

(d) Under certain circumstances set forth in the limited partnership agreement of SVP VII, the general partner and limited partners of such entity, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

In connection with the acquisition of the preferred stock of the Issuer, the Reporting Persons and certain other investors are entitled to the registration of their shares, including demand and piggyback registration rights, as more fully described in the Prospectus and incorporated herein by reference.

Healy, in his capacity as a director of the Issuer, and along with the other directors of the Issuer, entered into an Indemnification Agreement with the Issuer, as more fully described in the Prospectus and incorporated herein by reference.

In connection with the Issuer’s initial public offering, the Reporting Persons and certain other persons entered into a lock-up agreement and agreed, subject to certain exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exchangeable for shares of Common Stock, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of any shares of Common Stock or such other securities, without the prior written consent of Leerink Swann LLC and Cowen and Company, LLC for a period of 180 days from the date of the Prospectus, subject to certain exceptions. Such lock-up period is more fully described in the Prospectus and incorporated herein by reference.

CUSIP NO. 44915N101	13D	Page 10 of 14

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A	Agreement of Joint Filing.
EXHIBIT B	Power of Attorney.
EXHIBIT C	Form of Indemnification Agreement for Directors and Officers, the form is incorporated herein by reference to Exhibit 10.15 to the Issuer’s Registration Statement on Form S-1 (File No. 333-180694), filed with the SEC on April 13, 2012.

CUSIP NO. 44915N101	13D	Page 11 of 14

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 6, 2012

SOFINNOVA VENTURE PARTNERS VII, L.P.,
a Delaware Limited Partnership

By:	SOFINNOVA MANAGEMENT VII, L.L.C.,
a Delaware Limited Liability Company
Its General Partner

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

SOFINNOVA MANAGEMENT VII, L.L.C.,
a Delaware Limited Liability Company

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

DR. JAMES I. HEALY
DR. MICHAEL F. POWELL
ERIC P. BUATOIS

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

CUSIP NO. 44915N101	13D	Page 12 of 14

EXHIBIT INDEX

Exhibit	Description

A	Agreement of Joint Filing.
B	Power of Attorney.

CUSIP NO. 44915N101	13D	Page 13 of 14

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Hyperion Therapeutics, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date: August 6, 2012

SOFINNOVA VENTURE PARTNERS VII, L.P.,
a Delaware Limited Partnership

By:	SOFINNOVA MANAGEMENT VII, L.L.C.,
a Delaware Limited Liability Company
Its General Partner

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

SOFINNOVA MANAGEMENT VII, L.L.C.,
a Delaware Limited Liability Company

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

DR. JAMES I. HEALY
DR. MICHAEL F. POWELL
ERIC P. BUATOIS

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

CUSIP NO. 44915N101	13D	Page 14 of 14

exhibit B

Power of Attorney

Nathalie Auber has signed this Schedule 13D as Attorney-In-Fact. Note that copies of the applicable Power of Attorney are already on file with the appropriate agencies.